Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 25 DATED DECEMBER 23, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 25, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements), Supplement No. 23 dated December 2, 2014 and Supplement No. 24 dated December 10, 2014. This Supplement No. 25 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22, Supplement No. 23 and Supplement No. 24. This Supplement No. 25 will be delivered with the Prospectus, Supplement No. 22, Supplement No. 23 and Supplement No. 24. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 25 are to provide information regarding

•	an update on the status of the offering;
•	information regarding the acquisitions of Quivira Crossings, Plaza Farmington and Crossroads of Shakopee;
•	an update to the risk factors related to this offering; and
•	restrictions on the use of the multi-offering subscription agreement.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of December 19, 2014, we had raised aggregate gross offering proceeds of approximately $551.8 million from the sale of approximately 22.2 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisitions

Quivira Crossing

On December 16, 2014, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 111,304 rentable square feet located on approximately 13.49 acres of land in Overland Park, Kansas (“Quivira Crossing”) for approximately $14.5 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering and proceeds from a mortgage loan assumed in connection with the acquisition. Quivira Crossing was purchased from 135th & Q, LLC, a Missouri limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Quivira Crossing was 98% leased to 17 tenants, including a Price Chopper grocery store, which occupies 70,294 square feet at Quivira Crossing. Based on the current condition of Quivira Crossing, we not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Quivira Crossing is adequately insured.

Plaza Farmington

On December 22, 2014, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 140,803 rentable square feet located on approximately 14.29 acres of land in Farmington, New Mexico (“Plaza Farmington”) for approximately $15.7 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Plaza Farmington was purchased from Plaza Farmington LLC, Plaza Farmington II LLC, and Plaza Farmington Phase II LLC, all New Mexico limited liability companies, which are not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Plaza Farmington was 89% leased to 6 tenants, including a Safeway grocery store, which occupies 58,116 square feet at Plaza Farmington. Based on the current condition of Plaza Farmington, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Plaza Farmington is adequately insured.

Crossroads of Shakopee

On December 22, 2014, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 140,949 rentable square feet located on approximately 21.25 acres of land in Shakopee, Minnesota (“Crossroads of Shakopee”) for approximately $25.1 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Crossroads of Shakopee was purchased from Sidal Crossroads Co., LLC, a Minnesota limited liability company, which are not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Crossroads of Shakopee was 94% leased to 23 tenants, including a Cub Foods grocery store, which occupies 64,955 square feet at Crossroads of Shakopee. Based on the current condition of Crossroads of Shakopee, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Crossroads of Shakopee is adequately insured.

Risk Factor

The following risk factor revises and supplements, as appropriate, the “Risk Factors — Risks Related to an Investment in Phillips Edison — ARC Grocery Center REIT II, Inc.” section of the prospectus.

Recent disclosures made by American Realty Capital Properties, Inc., or ARCP, an entity previously sponsored by our AR Capital sponsor, regarding certain accounting errors have led to the suspension of selling agreements by certain soliciting dealers.

On October 29, 2014, ARCP announced that its audit committee had concluded that previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon as a result of certain accounting errors that were not corrected after being discovered. At that time ARCP also announced that ARCP’s chief financial officer and its chief accounting officer had left the company. ARCP’s former chief financial officer is one of the non-controlling owners of our AR Capital sponsor, but does not have a role in the management of our business.

On December 15, 2014, ARCP announced that its (i) chairman, Mr. Schorsch, (ii) chief executive officer, David Kay, and (iii) president and chief operating officer had each stepped down. On December 18, 2014, the former chief accounting officer of ARCP filed a defamation lawsuit against ARCP and Messrs. Schorsch and Kay, alleging among other things, that Mr. Schorsch directed the former accounting officer to manipulate financial results. Mr. Schorsch denies the allegations and intends to defend against the claims vigorously. Mr. Schorsch is the chief executive officer of our AR Capital sponsor and our advisor and is the executive chairman of the board of directors of our dealer manager.

Following the October 29, 2014 announcement, a number of broker-dealer firms that had been participating in the distribution of offerings of public, non-listed REITs sponsored directly or indirectly by our AR Capital sponsor suspended their participation in the distribution of those offerings, including ours. These suspensions, as well as any future suspensions, could have a material adverse effect on our ability to raise additional capital. We cannot predict the length of time these suspensions will continue, or whether such soliciting dealers will reinstate their participation in the distribution of our offering. If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make and the value of your investment in us will fluctuate with the performance of the specific properties we acquire.

Multi-Offering Subscription Agreement

Investors in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina or Tennessee are prohibited from using the multi-offering subscription agreement in order to purchase shares of our common stock, the form of which is included in Appendix C-2 to this prospectus. Investors in these states must subscribe for shares of our common stock using our company-specific subscription agreement, the form of which is included in Appendix C-1 to this prospectus.